October 28, 2024

Xiaozhong Lin
Chief Executive Officer
MaxsMaking Inc.
Room 903, Building 2, Kangjian Business Plaza
No. 1288 Zhennan Road
Putuo District, Shanghai, China, 200331

       Re: MaxsMaking Inc.
           Amendment No. 2 to
           Draft Registration Statement on Form F-1
           Submitted October 16, 2024
           CIK No. 0002008007
Dear Xiaozhong Lin:

     We have reviewed your amended draft registration statement and have the following comment(s).

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 13, 2024 letter.

Amendment No. 2 to Draft Registration Statement on Form F-1
Capitalization, page F-60

1. We note from your disclosure on page F-24 that you received significant capital contributions subsequent to your balance sheet date. Please revise your disclosure here to include a separate bullet describing the pro forma impact of those contributions, along with separate pro forma presentation in your table provided.
       Please contact Heather Clark at 202-551-3624 or Hugh West at 202-551-3872 if you
 October 28, 2024
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have questions regarding comments on the financial statements and related matters. Please contact Eranga Dias at 202-551-8107 or Evan Ewing at 202-551-5920 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing